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[LOGO OF SIDLEY AUSTIN LLP]  SIDLEY AUSTIN LLP    BEIJING       NEW YORK
                             787 SEVENTH AVENUE   BRUSSELS      PALO ALTO
                             NEW YORK, NY 10019   CHICAGO       SAN FRANCISCO
                             (212) 839 5300       DALLAS        SHANGHAI
                             (212) 839 5599 FAX   FRANKFURT     SINGAPORE
                                                  GENEVA        SYDNEY
                                                  HONG KONG     TOKYO
                                                  LONDON        WASHINGTON, D.C.
                                                  LOS ANGELES

                                                  FOUNDED 1866

                                                  April 7, 2010

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  BlackRock Funds III
          Post-Effective Amendment No. 87 to
          Registration Statement on Form N-1A
          (File Nos. 33-54126 and 811-07332)
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Ladies and Gentlemen:

     On behalf of BlackRock Funds III (the "Trust"), transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "Investment Company Act"), is Post-Effective Amendment No. 87 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"). The Registration Statement contains prospectuses for Investor A, Investor C, Institutional, Class R and Class K shares of four new series of the Trust, LifePath 2025 Portfolio, LifePath 2035 Portfolio, LifePath 2045 Portfolio and LifePath 2055 Portfolio (each, a "New Fund" and collectively, the "New Funds"), as well as a Statement of Additional Information relating to the New Funds.

     In Investment Company Act Release No. 13768 (February 15, 1991) (the "Release"), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

     The terms of, and disclosure regarding, the New Funds and each of the share classes are substantially identical to the terms of, and disclosure regarding LifePath Retirement Portfolio, LifePath 2020 Portfolio, LifePath 2030 Portfolio, LifePath 2040 Portfolio and LifePath 2050 Portfolio (each, an "Existing Fund" and collectively, the "Existing Funds") and their Class A,

       Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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Class C, Class I, Class R and Class K shares as described in post-effective amendment No. 84 to the Trust's registration statement on Form N-1A (the "Prior Filing"), as described below. Since sections of the Amendment contain disclosure that is substantially identical to disclosure in the Prior Filing, on behalf of the Trust, we hereby request that the staff of the Securities and Exchange Commission (the "Commission") apply the selective review process to the Amendment in accordance with the Release.

     Substantially Identical Disclosure. The sections of the Amendment that
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contain disclosure substantially identical to the disclosure in the Prior Filing are listed below:

     .    Prospectus

          . Overview - Key Facts About the LifePath Portfolios, including Investment Objectives, Principal Investment Strategies, Principal Risk Factors and Fee and Expense Information

          . Details About the LifePath Portfolios - Investment Time Horizons, A Further Discussion of Principal Investment Strategies and A Further Discussion of Principal Risk Factors

          . Account Information - Details About the Share Class (if applicable), Distribution and Service Payments, Account Services and Privileges, LifePath Portfolios' Rights, Calculating the LifePath Portfolios' Share Price, LifePath Portfolio Distributions, Frequent Trading in LifePath Portfolio Shares, Taxes, Master/Feeder and Fund of Funds Structures

          . Management of the LifePath Portfolios - Investment Adviser, Portfolio Managers, Administrative Services, Conflicts of Interest, Certain LifePath Portfolio Policies, Disclaimers

     .    Statement of Additional Information

          .    History of the Trust

          . Description of the LifePath Portfolios and their Investments and Risks

          .    Investments and Risks of the Master Portfolios

          .    Investments and Risks of the Underlying Funds

          .    Portfolio Holdings Information

          .    Management

          .    Investment Adviser and Other Service Providers

          .    Portfolio Managers

          .    Determination of Net Asset Value

          .    Purchase, Redemption and Pricing of Shares

          .    Portfolio Transactions

          .    Distributions and Taxes

          .    Capital Stock

          .    Additional Information on the LifePath Portfolios

          .    Financial Statements

          .    Disclaimers

          .    Appendix A

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     In addition, much of the disclosure in the Amendment is similar or identical to disclosure contained in other filings for funds in the BlackRock fund complex that were previously reviewed by the staff of the Commission, including Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A of BlackRock Funds, which was filed on January 28, 2010 (the "BlackRock Funds Filing"). The sections of the prospectus of the Amendment describing details about the share classes, distribution and service payments, how to buy, sell, exchange and transfer shares, account services and privileges and the LifePath Portfolios' Rights are substantially similar to the corresponding sections in the prospectus of the BlackRock Funds Filing. Additionally, the section of the statement of additional information of the Amendment providing information on the Trustees and Officers and describing the Investor A Shares, Investor C Shares and Class R Shares distribution and service plan, non-plan payments, other distribution arrangements and the determination of net asset value are substantially similar to the corresponding sections in the statement of additional information of the BlackRock Funds Filing.

     We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

     Please direct any communications relating to this filing to the undersigned at (212) 839-5583.

                                                      Very truly yours,


                                                      /s/ Ellen W. Harris
                                                      --------------------------
                                                      Ellen W. Harris

cc:  Edward Baer
     Aaron Wasserman

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